EXHIBIT 99.1

The following is a free English translation for information purposes only, with no binding or other effect of the French language

Report of the Chairman of the Board of Directors to the Shareholders’ Meeting of May 12, 2005 on the conditions of preparation and organization of the Board’s work and on internal control procedures (year ending December 31, 2004)

Article L.225-37 of the French Commercial Code (Code de commerce), as modified by the Financial Security Law (Loi de Sécurité Financière) of August 1, 2003, provides that “the Chairman of the Board of Directors shall report, in a report attached to the management report … on the conditions of preparation and organization of the Board’s work as well as on the internal control procedures put in place by the Company.…The report shall also specify the limits which the Board of Directors places on the powers of the chief executive officer.”

First part – Conditions of preparation and organization of the Board’s work limits placed on the powers of the chief executive officer (ceo) by the Board

I. Preparation and organization of the work of the Board of Directors

A – Reminder of the specific rules for the preparation and organization of the Board’s work and their application

Internal Charter - On April 30, 2003, the Board of Directors adopted an internal charter aimed at following the recommendations of the report of a French blue ribbon panel presided over by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.  This charter is meant to organize the Board’s work, along with other applicable legal provisions and the Company’s articles of association.

Duties of Directors – The Board’s internal charter provides that each director is bound by a number of duties and obligations, such as: a duty to act in the corporate interest of the Company; an obligation to inform the Board of Directors of any existing or potential conflict of interest and to abstain from voting in any situation where such a conflict of interest exists, as well as an obligation to inform the chairman of the Board of any agreement entered into by the Company or on its behalf in which he has any direct or indirect interest; a duty of professional secrecy; and an obligation to comply with the Company’s insider trading policy.

Composition of the Board of Directors and Renewal of Director Terms – The Company’s articles of association provide that the Board of Directors shall be composed of at least three and at most eighteen members, except in accordance with applicable law. At present, the Board is composed of 14 members.

The terms of half of the Company’s directors (or, if it has an uneven number of directors, half plus one additional director) will come up for renewal every three years on a rolling basis.  Accordingly, the terms of seven pre-selected directors will be subject to renewal or replacement in 2006.  Thereafter, the terms of Board members will come up for renewal or replacement every three years based on seniority of appointment.

Calling of Board Meetings – Invitations to attend Board meetings are generally sent out fifteen days before each meeting, with the exception of extraordinary meetings.

Persons Who May Call Board Meetings – In the past year, Board meetings were called by the Chairman and CEO. The provisions of the articles of association that allow the Board to meet at the request of one-third of its members, if it has not met for more than two months, were not invoked in 2004.

Representation of Directors – Directors may be represented at Board meetings by another Board member, each Board member being entitled to only one proxy per meeting. This provision was invoked six times by five different directors in 2004.

Chairing of Board Meetings – Board meetings are chaired by the Chairman or, in his absence, by a Board member chosen by the Board at the beginning of the meeting. The Chairman and CEO chaired all meetings of the Board of Directors held in 2004.

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Videoconference – The articles of association provide that directors may participate in meetings through videoconference.  In 2004, no director participated in Board meetings through videoconference.  As provided in the articles of association and the Board’s internal charter, directors who participate through videoconference are considered present for calculations of quorum and majority, except in the event of certain important decisions provided for under the law, such as the election of a chairman and vice-chairman, determination of their pay as well as their dismissal; dismissal of the chief executive officer; nomination, dismissal and determination of the pay of executive officers, establishment of statutory financial statements and related management report as well as the establishment of the consolidated financial statements and related Group management report.

B – Information Provided to Directors

Information Provided to Directors – The Chairman provides to directors, in sufficient time, information allowing them to fully carry out their responsibilities. In addition, the Chairman is in constant communication with directors regarding significant information concerning the Company. Each director receives and can have communicated to him all information necessary in order to carry out of his responsibilities and may benefit from supplemental information regarding the specificities of the Company and the Group.

Management has made it a priority to transmit to directors all documents relating to Board meetings and to communicate to them all material information relating to the activities of the Group without delay.

Speakers and Guests – With a view to carrying out their responsibilities, directors may meet with the principal managers of the Company and Group, provided that the Chairman has been informed in advance. In addition, at the request of the Chairman or of a director, an operational manager may be invited to Board meetings specifically dedicated to that manager’s business sector. Therefore, in 2004, at the request of directors, the head of the water division of Veolia Environnement was invited to participate in a Board meeting held during December 2004, in order to give a detailed presentation on the activities, strategy and competitive position of this division. Similar presentations from each of the heads of the waste management, energy services and transportation divisions are scheduled for 2005.

C – Delegation Regarding Sureties and Guarantees

In application of Articles L. 225-35 and 89 of the Decree of March 23, 1967, the Board of Directors on April 5, 2004 gave the Chairman and CEO (with the ability to delegate) power to issue sureties and guarantees in the Company’s name up to an amount of €300 million per liability and a total of €2 billion for all liabilities issued under this authorization. This authorization, given for a period of 12 months, expires on April 4, 2005.

D - Participation in Meetings of the Board of Directors

A representative of the works committee attends meetings of the Board of Directors in a consultative capacity. The Senior Executive Vice President (Directeur Général Exécutif) of the Company also attends all Board meetings.

E – Periodic Evaluation of the Operation of the Board and the Independence of its Members

Evaluation of the Operation of the Board – Once a year, the Board conducts a self-evaluation in order to assess the methods of its operation with a view to improving its efficiency, verifying that important questions are suitably prepared and debated by the Board and measuring the effective contribution of each member to the Board’s work and his participation in debates.

The Board of Directors’ evaluation was conducted in the first quarter of 2004 under the direction of the chairman of the nominations and compensation committee. The chairman of the nominations and compensation committee conducted the evaluation by distributing a detailed questionnaire, which was completed in individual interviews with directors. The responses to these questionnaires were analyzed and then presented in detail by the committee at the Board meeting of June 22, 2004. During that same meeting the Board members discussed the conduct of management based on the above-mentioned report from the nominations and compensation committee.

The result of this evaluation was a judgment that the functioning of the Board, its committees and of general management was satisfactory as a whole. A certain number of improvements were suggested, however, including further development of presentations and other communication with the Group, and increasing the

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frequency with which information relating to liquidity, off-balance sheet commitments and risk management is communicated. At this stage, the Board did not wish to create any new committees or restructure its existing committees, but it did foresee increasing the size of the Board committees. At the March 15, 2005 meeting, the Board proceeded to name one additional member to the accounts, audit and commitments committee and proceeded to replace one of the members of the nominations and compensation committee.  All of these changes became effective on April 1, 2005.

In addition, the Board’s internal charter provides that a formal evaluation be conducted every three years, possibly under the management of an independent director, and if necessary with the assistance of an outside consultant, in order to verify that the principles of the Board’s operation are being respected and to allow for the identification of possible improvements in the operation and efficiency of the Board.

Evaluation of the Independence of Directors – The Board conducts an evaluation of the independence of its members every year. On a case-by-case basis, it examines the qualifications of each member according to the criteria set out by the internal charter of the Board, the particular circumstances of the member concerned and of the Company and the Group, and the opinion of the nominations and compensation committee. In 2004, this evaluation was carried out by the Board of Directors at its April 5th meeting after an opinion was given by the nominations and compensation committee, at which time it decided to declare 10 of its members independent.  Another evaluation of Board member independence took place at the March 29, 2005 meeting, at which time the Board confirmed this independent qualification for 9 of the previously designated 10 members.

F – Frequency of Board Meetings, Duration and Average Attendance Level of Directors

Under the terms of the Board’s internal charter, the Board of Directors meets at least four times per year. Board meetings are part of an annual timetable submitted to the attention of Board members. This timetable allows for an average of one meeting every 2 months. It is adjusted if necessary to accommodate extra meetings, whenever consultation of the Board is deemed necessary.

Over the course of the last year, the Board met nine times, which included two extraordinary meetings, one of which was dedicated to a discussion of the sale of part of Vivendi Universal’s shareholding in the Company, and the other of which was dedicated to a discussion of the Company’s 2004 stock option plan.

The average length of a Board meeting is approximately 2 hours, which allows an examination and detailed discussion of questions on the agenda.

The average attendance level of members of the Board of Directors in 2004 was approximately 85%.

G –Activities of the Board of Directors in 2004

Other than financial and legal authorizations, activities of the Board of Directors was divided, in 2004, principally among the following activities: corporate governance (review of director independence and an evaluation of Board functions), half-year and annual accounts, impact and implementation of IFRS standards, oversight of the sale of U.S. activities and FCC, strategy and business of the Group, employee saving plans and increase in share capital reserved for employees (Plan d’Epargne Groupe), implementation of 2004 stock option plan  and oversight of the “Veolia Environnement 2005” efficiency plan.

Moreover, the Board is required to dedicate at least one meeting per year to a review of Group strategy. The Board meeting held on September 16, 2004 was dedicated to such a review.

II. Board Committees

The Board has created internal committees aimed at improving the operation of the Board and efficiently working towards the preparation of its decisions. The composition and powers of these committees are set forth in internal charters for each committee, which are drafted by the relevant committee and approved by the Board.

A – The Accounts, Audit and Commitments Committee

As of April 1, 2005, this committee had four members, three of whom were independent. Its members are appointed by the Board of Directors, on the recommendation of the nominations and compensation committee, and chosen as a function of their financial or accounting abilities. The chairman of the committee is named by the Board.

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The committee chairman provides to Board members, in sufficient time, information allowing them to fully carry out their responsibilities.

The accounts, audit and commitments committee is charged with the following responsibilities:

Regarding accounting matters, the committee (i) reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, (ii) provides an opinion on accounting methods and on the draft semi-annual and annual financial statements and examines significant commitments, and (iii) meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management.

Regarding internal auditing and risk control, the committee (i) is informed of the procedures established to identify significant risks, (ii) examines the internal audit plan and receives a periodic summary of the Group’s internal audit reports, and (iii) meets as necessary with the internal audit director to discuss the organization of internal audit.

Regarding the supervision of the independent auditors, the committee examines the auditors’ work plan and meets as necessary with the auditors and management, including the Company’s accounting and treasury officers.  The committee is entitled to meet with such persons outside of the presence of management. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees the Company pays to the auditors for all of their services and assures that the portion of revenue of the audit firm and its network represented by such fees does not call into question the independence of the auditors. The committee also supervises the procedure for selecting the independent auditors.

In 2004, the work of the accounts, audit and commitments committee was organized through an annual program. In addition to examining the Company’s semi-annual and annual financial statements, the committee completed important work which included a review of the Company’s transition to IFRS and its liquidity and financing capacity.  The committee oversaw the audit program and internal controls program’s implementation, and approved the duties and fees of the Company’s auditors.  Finally, the committee oversaw the process for renewing the term of Barbier Frinault & Cie Ernst & Young, one of Veolia Environnement’s statutory auditors, which is due to expire at the end of the general shareholders’ meeting of May 12, 2005.

The committee may meet with individuals and experts outside the Company if necessary.  It may also meet with the Company’s financial officers or auditors outside the presence of the Chairman and CEO. Accordingly, during 2004 the committee communicated on several occasions with the Company’s senior executive vice president, the director of control and synergies, the budget and planning director, the internal audit director and the auditors.  The committee did not however consult with any outside consultants.

The committee meets at least five times per year to examine the semi-annual and annual financial statements before they are submitted to the Board. In 2004, the accounts, audit and commitments committee met six times and the average attendance level of members was approximately 72%.

B – The Nominations and Compensation Committee

As of April 1, 2005, this committee had three members, two of whom were independent. Its members are appointed by the Board of Directors on the recommendation of the then-current nominations and compensation committee. The Board appoints the chairman of the committee.

Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the Board of Directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of the Company’s subsidiaries, and examines all share capital increases reserved for employees.  The committee may also hire specialized consultants in connection with senior management compensation issues.

Regarding nominations, the nominations and compensation committee makes recommendations regarding the Company’s directors and senior managers and arranges for their succession. It also recommends the nomination of members and a chairman for each of the Company’s committees. The committee’s choices must strive to

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reflect a diversity of experience and points of view and assure that the Board remains objective and independent with respect to a shareholder or Group of shareholders.

The committee also performs an annual evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the Board of Directors’ internal charter and submits its findings to the Board of Directors. It organizes and coordinates the required evaluation of the Board’s functioning, and submits its opinion regarding the performance of executive management. In order to carry out these tasks, the committee may consult with Company or Group management.

In 2004, the nominations and compensation committee’s work was principally dedicated to providing recommendations and proposals to the Board relating to the policy on employee shareholding, the award of stock options in 2004, the directors’ fees for the Board, and compensation for the Chairman and CEO and members of Veolia Environnement’s executive committee (fixed and variable portions thereof). Finally, in 2004 the committee submitted to the Board of Directors its findings and recommendations concerning the independence of directors, and also provided its opinion regarding the performance of executive management.

The nominations and compensation committee meets at least two times per year. In 2004, the committee met two times and the average attendance level of members was 100%.

III. Management of the Company and Limits on the Powers of the Chief Executive Officer

On April 30, 2003, the Board of Directors appointed its chairman to act as the Company’s Chief Executive Officer (“CEO”).  The CEO has broad powers to act on the Company’s behalf, including the power to represent the Company in dealings with third parties, within the limits of the Company’s corporate purpose and the powers expressly reserved by law to the shareholders and the Board of Directors.

In addition, the Board of Directors’ charter provides that certain significant decisions made by the CEO must first be pre-approved by the Board of Directors.  Decisions of the CEO on any of the following matters are subject to such prior authorization: (i) strategic orientation of the Group, (ii) transactions in line with Group strategy in excess of €300 million per transaction or, if these transactions are not part of the budget, in excess of €150 million, (iii) transactions not in line with Group strategy in excess of €100 million per transaction, (iv) financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction, and (v) transactions involving Company shares representing an amount in excess of 1% of the Company’s total outstanding shares.

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Second part - Internal control procedures put in place by the Company

In order to prepare this report, meetings were arranged with the Company’s risk and audit managers, as well as with its financial directors, in particular those in charge of internal control. The internal legal department was also involved in these meetings.

I. Objectives of Internal Control

The Company’s internal control procedures aim to:

  Verify that management actions conform with applicable laws and regulations, the values, standards and internal rules of the Company, as well as with the strategy and objectives decided on by management;

  Assure that the accounting, financial and management information communicated to the Company’s corporate departments give a true and fair reflection of the business and financial position of the Company.

One of the objectives of the internal control system is to prevent and manage risks resulting from the Company’s business and risks of error or fraud, in particular in the areas of accounting and finance. As with every control system, it cannot absolutely guarantee the total elimination of such risks.

II. Control Environment

Veolia Environnement is organized into four divisions: Veolia Water, Dalkia, Connex and Onyx.

Each division is managed by a division head, who is a member of the executive committee of Veolia Environnement, which contributes to the definition and monitoring of the application of Group strategy. Group business mainly consists of managing long-term contracts in the water, energy, transport and waste sectors. To facilitate the management of these contracts and to better allow each client’s specific needs to be taken into account, subsidiaries are often created or maintained for the management of significant contracts. As a result, each division includes several subsidiaries which are themselves under the management of a director or officer.

In this context, the internal controls put in place by Veolia Environnement aim to make directors and officers more aware of their responsibilities, in particular regarding risk management, to put in place reporting procedures, in particular financial and legal reporting, and to apply management rules to the entire Group.

The overall control environment of the Group was modified in 2004 through an update of the “Ethics, Commitment and Responsibility” program, through the creation of an ethics committee responsible for overseeing the implementation of this ethics program and through the creation of a risk department at the Group level.

A -- Ethics, Commitment and Responsibility Program

In 2004, the Group reinforced its oversight activities by updating the “Ethics, Commitment and Responsibility” Program; this is a true corporate program intended to express the fundamental values among co-workers, such as respect for laws, loyalty, social responsibility, management of risks, information exchange, corporate governance and all commitments in the area of sustainable development. This program is applied in all companies controlled by VE (as long as it holds at least 50% voting rights). In other companies, employees commit to having a similar text adopted.

As ethics is the business of every employee, standards and procedures have been put in place to mobilize each employee’s vigilance. The support of cross-departmental bodies (legal, financial, risk management and audit) helps to ensure a uniform approach and better management of financial and legal risk. The risk committee follows up on the implementation of these standards and procedures.

The “Ethics, Commitment and Responsibility” program defines precise rules of behavior. Executives’ transactions involving Group securities are monitored. The Group’s senior managers are therefore considered to be “permanent insiders” and trading by any of them in the Company’s shares is prohibited at all times, except during a 30-day period following the publication of the annual and semi-annual financial statements.

Moreover, the program includes a code of financial ethics, which sets forth the standards applicable to managers charged with verifying financial and accounting information.  They have a specific duty to uphold the values of integrity, diligence and proper oversight of financial communication.

Rules of good conduct and vigilance also apply to the entire legal department staff, internal staff and outside consultants.

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In addition, rules have been defined for parties outside the Group.  Prepared in 2002, a “purchase charter” defines the values to be respected when dealing with suppliers. It constitutes a behavioral guide for the Group’s buyers, who must act in ways that respect shared values.  This charter is intended to cover all Group purchases and provisions, irrespective of purchase amount. Geographically, it covers all countries where the Company carries out its activities.

Moreover, a framework purchase agreement has been established. In article six of that agreement, specific supplier commitments have been set out concerning the respect of labor laws (prohibition of child labor and forced labor, implementation of security standards), ethical rules and environmental commitments, relating particularly to energy consumption, disposal and waste.  550 suppliers had already committed to this approach by the end of 2004.  It is the responsibility of VE Group Purchasing Management to insure that these commitments are respected and to carry out audits.

B -- Ethics Committee

In March 2004, Veolia Environnement’s executive committee created an ethics committee composed of autonomous members and organized by internal rules.  This committee has the job of presenting all recommendations concerning Veolia Environnement’s fundamental values, ensuring the thorough distribution and understanding of the “Ethics, Commitment and Responsibility” program, instructing and giving its opinion on derogations to the code of conduct concerning transacting in the Company’s shares and informing all entities of any violation of the Group’s values.  The ethics committee may also place any issue on its agenda which concerns the “Ethics, Commitment and Responsibility” program. The executive committee of Veolia Environnement, any company in the Group and any Veolia Environnement employee may also confidentially and independently place on the committee’s agenda issues regarding difficulties in implementing the “Ethics, Commitment and Responsibility” program.  The committee may hear from any Veolia Environnement employee, the auditors or third parties, and it may ask for assistance from the internal audit department as well.

C -- Risk Management

In order to strengthen its ability to anticipate, analyze and balance risks of all natures and to help ensure it is adequately prepared to deal with such risks, Veolia Environnement created a risk department in 2004.  The risk department has been charged with implementing a structured risk management process, which may be modified as appropriate, that is based on a set of international standards entitled “COSO”. The objective of such standards—and, accordingly, Veolia Environnement’s own global risk management process—is to assure that a company’s culture, strategic objectives, assumed risks and internal controls are as consistent with each other as possible. The risk department is therefore responsible for ensuring the consistent application of Veolia Environnement’s global risk management process. The risk department also includes the insurance department, charged with defining and implementing Group insurance policy for all divisions and operating units.

The creation of a risk department complements the functions of Veolia Environnement’s risk committee, which was restructured in 2004.  Each division includes various representatives that have been appointed to help manage risk.  Further, Veolia Environnement’s energy services division and waste management division established their own risk committees in 2004 and in early 2005, respectively, so as to ensure adequate coordination of risk management between the divisional and Group level.  Direct responsibility for risk management lies with the Group’s various divisions and operating units.

Particular emphasis was placed in 2004 on three areas of risk management: environmental and sanitary risks, employee safety, and crisis management.

Environmental and Sanitary Risks

Veolia Environnement believes that compliance with the environmental and safety regulations applicable to its activities is extremely important. Veolia Environnement believes that mere compliance with regulatory norms does not suffice to ensure adequate control of sanitary risks, and it has voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global sanitary policy.  When Veolia Environnement operates installations that do not belong to it or in which it cannot undertake direct investments, information is furnished to the client in order to allow it to take the required measures.

Veolia Environnement’s actions in this domain are coordinated by its health department and by its environmental management system at the Group level. They are supported by the research department and developed at the Group’s operational entities level.

Employee Safety

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Veolia Environnement is an organization that includes more than 250,000 employees around the world.  Most of these employees work either at client sites or at various other sites that do not belong to Veolia Environnement or its subsidiaries.

Within this context, Veolia Environnement has set forth certain objectives and established various programs to help ensure the safety of its employees.  These include action plans relating to health and safety, employee training, an effort to encourage communication that takes safety into account, an effort to incorporate safety concerns into the decision-making process, an emphasis on wearing appropriate protective gear and the implementation of reporting and evaluation procedures relating to safety concerns.

Veolia Environnement’s actions in this domain are implemented at the divisional and operational level and coordinated by its human resources department.

Crisis Management

Veolia Environnement has implemented a crisis management system. It includes rules for managing information and action principles such as deploying crisis teams in the event of an accident.

III. Control Activities

A -- Organization and procedures relating to the development and treatment of financial and accounting information

The deployment of a broad migration program to the new IFRS standards on the one hand and the creation of an internal control department at the Group and divisional levels on the other hand have directly contributed to a reinforcement of the internal control function relating to the development and treatment of financial information.

Organization – In 2004, Veolia Environnement created an internal control department with respect to financial matters.  The internal control department is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing financial information within the Group. Internal controls begin at the level at which financial information is entered into the Group’s consolidation system, and end at the level at which financial information is verified either by a third party or by an internal department (non-finance related) charged with the task.

With respect to the set of international standards entitled “COSO 2”, the internal control department’s work involves two of these standards in particular: (i) “Control Activities”: Establishment of the Group’s financial procedures, and (ii) “Information and Communication”: implementation of rules for communicating information to ensure a broad understanding of the Group’s procedures and consistency of the various financial procedures then-existing.

The internal control department carries out its work with three main objectives:

  Identifying and formalizing the key processes for developing financial information, which are then summarized and broadly distributed throughout all levels of the Group;

  Harmonizing financial management systems relating to their implementation;

  Ensuring that employees possess the requisite skills.

In order to effectively implement the process, the Group internal control department heads up a network: an internal control department has been created in each division and internal controllers will be identified in each operating unit.

Two other departments, within the control and synergies department, play a direct role in the development and treatment of financial and accounting information.

  The financial control department is responsible for the development of the Group’s consolidated financial statements and financial documentation, as well as the application of accounting principles, methods and management systems in the Group. It drives the budget procedure and annual forecasts and contributes to work on the long-term plan.
  The “subsidiary management” department is responsible for following the performance of operational entities. It consolidates the monthly management reports and leads the long-term planning process. It directly contributes to coordination between Veolia Environnement, its divisions and operational entities

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for all financial functions. This department directly assists the divisions in the management of the more important files of the Group.

Procedures – Before the end of each accounting period, an instruction memo is sent to the Group’s main accounting officers. It sets out the accounting and financial information necessary for the establishment of published financial documentation. It provides a reminder of new regulations and accounting texts and details the methods of their application.

Accounting information is issued from a single information system unless an exception is justified.

On receipt of the financial statements, coordination meetings are arranged between the Group and divisional finance departments. Their aim is to check that the financial statements have been compiled in accordance with the rules and to understand changes in the main items and indicators compared with the previous year. In addition, the Group finance department conducts a review of each division’s financial statements, analyzing changes compared with the previous year and with the budget provisions.

In connection with the adoption of IFRS (International Financial Reporting Standards), an update of the consolidation manual was carried out by Veolia Environnement and validated by the auditors.  The applicable Group accounting standards and principles are available on the intranet site of the finance department. Moreover, a large training program was rolled out, which was aimed at financial managers and Group and divisional managers.  This program is an extension of the continuing education framework implemented by the Group in order to maintain the technical knowledge of all of the Group’s financial managers in the face of anticipated changes in international standards. In connection with the adoption of IFRS, the Group’s main accounting procedures, particularly those related to the closing of the accounts, have been reviewed and updated.

As part of their duties, the auditors carry out procedural reviews. They also have access to analyses conducted by the Group finance department. Coordination meetings are arranged with the auditors at the divisional and Group levels. In 2004, as was the case in 2003, the procedural reviews carried out by the auditors increased.

The annual reports required by the French stock exchange authorities (AMF) in the form of a document de référence are subject to a specific validation procedure by the disclosure committee, chaired by the Chairman and CEO, and composed of divisional heads and divisional financial officers, as well as the Group’s main functional managers (responsables fonctionnels). This committee is responsible for supervising and controlling the collection, distribution and communication to the public or the market of information about the Company.

B -- Other Control Activities

The internal audit department carries out its functions throughout the Group according to an annual program and in conformity with a charter approved by the accounts, audit and commitments committee. The internal audit department has three missions (post-acquisition matters, internal controls, cross-control), and acts in accordance with independent professional standards, in particular those of the Institute of Internal Auditors (at the international level), and those of the French Institute of Auditors and Internal Control (at the national level).  Tools to follow up on audit recommendations have also been established.

The director of the internal audit department reports directly to the Chairman and CEO.  The director of the internal audit department participates in meetings of the accounts, audit and commitments committee and presents it with summaries of the department’s work.  The director also periodically furnishes the accounts, audit and commitments committee with an activity report and audit program.

The Group tax affairs department contributes to the definition of consistent tax management procedures within the Group. The tax departments of each division, in liaison with the Group tax affairs department, are responsible for their application. The Group information systems department is responsible for deciding Group policy regarding information systems and managing the network of technology specialists. The finance and cash management department has written and implemented rules for cash management which give conditions for exchange rate and interest rate risk management as well as rules of centralized cash management.

The Group’s legal department also directly contributes to control activities. In particular, it has developed a litigation reporting procedure and participates in the management of the Group’s off-balance sheet commitments.

Control structures are also in place in the divisions and subsidiaries of the Group.

Each division has a finance department, which is in particular responsible for the application of consolidation standards and budget procedures at the divisional level. More widely, several Group procedures are applied at the divisional level according to defined thresholds on delegation. This applies, for example, to investment selection procedures.

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In each subsidiary, specific procedures may be put in place depending on the business, geographic scope and shareholder composition of the company.

IV.  Information and Communication

The main procedures adopted by the Group are communicated on the Company intranet.

The divisional heads and divisional financial officers provide the Group general management with “affirmation” letters certifying in particular the accuracy of the financial and accounting information communicated to the parent Company and its conformity with applicable laws and regulations.

Veolia Environnement is listed on the New York Stock Exchange, and is therefore subject to the U.S. Sarbanes-Oxley Act.  Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require the Company to include in its annual report on Form 20-F a report of management evaluating the Company’s internal controls over financial reporting.  In order to satisfy this legal obligation, the Group has launched a formal and thorough internal control evaluation program. Subsidiaries that significantly contribute to the Group’s consolidated accounts have been asked to carry out a self-evaluation of their internal controls using uniform tests and questionnaires developed by the Group. The results of these evaluations will become available during 2005.

V.  Monitoring

Monitoring and coordination of internal controls at the Group level are carried out by management and the appropriate corporate departments.  The risk and disclosure committees also contribute to this effort.

The accounts, audit and commitments committee is periodically informed and gives its opinion on the procedures and measures implemented in the context of internal control at the Group level.

A -- The Accounts, Audit and Commitments Committee

The accounts, audit and commitments committee, along with the auditors, examines the relevance and consistency of the accounting methods using in the establishment of the statutory and consolidated financial statements.  It studies the treatment applied to material commitments at the Group level. It gives its opinion on the organization of risk control and internal audit. In 2004, it met six times.

B -- Risk Committee

The risk committee, which is chaired by the senior executive vice president and led by Veolia Environnement’s risk director, is composed of two to three representatives from each division (a legal officer and technical or operating officer in particular), as well as officers from Veolia Environnement’s corporate departments.  The risk committee is responsible for charting risks, encouraging dialogue and exchange regarding best practices, and assuring that the Group’s strategy with respect to risks is being fully implemented.  The risk committee meets at quarterly intervals throughout the year on the basis of an annual work program structured around the principal risks faced by the Group.

C -- Disclosure Committee

The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee.  In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of the Company’s divisions (water, energy services, waste management and transportation) and the principal executive officers of the Company’s corporate departments.

The disclosure committee principally: (i) oversees the implementation of internal procedures to collect information about the Company that will be disclosed to the public; (ii) defines the process for preparing the Company’s reports and other communications; (iii) examines the information to be disclosed and approves the final version of reports or communications, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of documents.